UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

Tender Offer Statement under Section 14(d)(1) or Section 13(e)(1)

of the Securities Exchange Act of 1934

Leap Wireless International, Inc.

(Name of Subject Company (Issuer))

4.50% Convertible Senior Notes due 2014

(Title of Class of Securities)

521863AL4

(CUSIP Number of Class of Securities)

S. Douglas Hutcheson

Chief Executive Officer

5887 Copley Drive

San Diego, California 92111

(858) 882-6000

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copies to:

Robert J. Irving, Jr.

Senior Vice President, General Counsel

and Chief Administrative Officer

5887 Copley Drive

San Diego, California 92111

(858) 882-6000

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount Of Filing Fee(2)
$ 254,312,500	$34,688.23

(1)	Calculated solely for purposes of determining the amount of the filing fee. The calculation of the Transaction Value assumes that all $250,000,000 aggregate principal amount of Leap Wireless International, Inc.’s 4.50% Convertible Senior Notes due 2014 are purchased at the tender offer price of $1,005 per $1,000 principal amount of such notes, plus accrued and unpaid interest on the notes to, but not including, the assumed payment date of April 23, 2013.

(2)	The amount of the filing fee equals $136.40 per $1,000,000 of Transaction Value.

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not Applicable	Filing Party: Not Applicable
Form or Registration No.: Not Applicable	Date Filed: Not Applicable

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer).

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer).

SCHEDULE TO

This Issuer Tender Offer Statement on Schedule TO (this “Schedule TO”) relates to the offer (the “Offer”) by Leap Wireless International, Inc. (the “Company”), a Delaware corporation, to purchase any and all of the Company’s $250,000,000 in aggregate principal amount of outstanding 4.50% Convertible Senior Notes due 2014 (the “Convertible Notes”) for cash, at a purchase price equal to $1,005 per $1,000 principal amount of the Convertible Notes purchased, plus accrued interest to, but not including, the payment date, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 26, 2013 (as the same may be amended or supplemented, the “Offer to Purchase”) and the related Letter of Transmittal (as the same may be amended or supplemented, the “Letter of Transmittal”). The Company’s obligation to accept for payment, and to pay for, the Convertible Notes validly tendered and not validly withdrawn pursuant to the Offer is subject to satisfaction of the applicable conditions described in the Offer to Purchase. This Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). This Schedule TO incorporates by reference certain sections of the Offer to Purchase specified below in response to Items 1 and 2, Items 4 through 9 and Items 11 and 12 of this Schedule TO, as more particularly described below.

Item 1 Summary Term Sheet.

The information set forth in the Offer to Purchase in the section entitled “Summary Term Sheet” is incorporated herein by reference.

Item 2 Subject Company Information.

(a) The name of the issuer is Leap Wireless International, Inc., a Delaware corporation. The address of the principal executive office of Leap Wireless International, Inc. is 5887 Copley Drive, San Diego, CA 92111. The telephone number of its principal executive office is (858) 882-6000.

(b) The subject class of securities is the Company’s 4.50% Convertible Senior Notes due 2014. As of the date of this filing, $250,000,000 in aggregate principal amount of Convertible Notes was outstanding.

(c) The Convertible Notes are not listed on any national or regional securities exchange or quoted on any automated quotation system. To the Company’s knowledge, there is no established trading market for the Convertible Notes. The Convertible Notes are traded infrequently in transactions arranged through brokers, and reliable market quotations for the Convertible Notes are not available. The information set forth under “Market Information about the Convertible Notes and our Common Stock” in the Offer to Purchase is incorporated herein by reference.

Item 3 Identity and Background of Filing Person.

(a) The Company is the filing person. The Company’s business address and phone number are set forth in Item 2 above of this Schedule TO. As required by General Instruction C to Schedule TO, the following persons are directors and executive officers of the Company.

Name	Position
Mark H. Rachesky, M.D.	Chairman of the Board and Director
John D. Harkey, Jr.	Director
S. Douglas Hutcheson	Director, Chief Executive Officer
Ronald J. Kramer	Director
Mark A. Leavitt	Director
Richard R. Roscitt	Director
Robert E. Switz	Director

Michael B. Targoff	Director
Robert V. LaPenta	Director
Jerry V. Elliott	President and Chief Operating Officer
William D. Ingram	Executive Vice President, Strategy
R. Perley McBride	Executive Vice President and Chief Financial Officer
Robert A. Strickland	Executive Vice President and Chief Technology Officer
Robert J. Irving, Jr.	Senior Vice President, General Counsel and Chief Administrative Officer
Anne M. Liu	Senior Vice President and Chief Accounting Officer

The address of each director and executive officer is c/o 5887 Copley Drive, San Diego, CA 92111. The telephone number of each director and executive officer is (858) 882-6000.

Item 4 Terms of the Transaction.

(a)(1)

(i) The information set forth in the Offer to Purchase in the sections entitled “Summary Term Sheet” and “Description of the Convertible Notes” is incorporated herein by reference.

(ii) — (iii) The information in the Offer to Purchase in the sections entitled “Summary Term Sheet,” “The Offer — Purchase Price; Accrued Interest” and “The Offer — Expiration Time; Extension; Amendment; Termination” is incorporated herein by reference.

(iv) Not applicable.

(v) The information set forth in the Offer to Purchase in the section entitled “The Offer — Expiration Time; Extension; Amendment; Termination” is incorporated herein by reference.

(vi) — (vii) The information set forth in the Offer to Purchase in the sections entitled “Summary Term Sheet” and “Procedures for Tendering and Withdrawing Convertible Notes” is incorporated herein by reference.

(viii) The information set forth in the Offer to Purchase in the sections entitled “Summary Term Sheet” and “Acceptance for Payment and Payment” is incorporated herein by reference.

(ix) Not applicable.

(x) The information set forth in the Offer to Purchase in the sections entitled “Description of the Convertible Notes” and “Additional Considerations Concerning the Offer” is incorporated herein by reference.

(xi) Not applicable.

(xii) The information set forth in the Offer to Purchase in the sections entitled “Summary Term Sheet” and “Material U.S. Federal Income Tax Consequences” is incorporated herein by reference.

(b) To the Company’s knowledge based on reasonable inquiry, no Convertible Notes are owned by any officer, director or affiliate of the Company.

Item 5 Past Contacts, Transactions, Negotiations and Agreements.

(e) The Company has entered into that certain Indenture, dated as of June 25, 2008, between the Company and Wells Fargo Bank, N.A., as trustee, with respect to the Convertible Notes (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K dated June 25, 2008 and filed on June 30, 2008). The information set forth in the Offer to Purchase in the sections entitled “Description of the Convertible Notes” and “Dealer Manager; Information Agent and Tender Agent” is incorporated herein by reference.

Item 6 Purposes of the Transaction and Plans or Proposals.

(a) The information set forth in the Offer to Purchase in the section entitled “The Offer — Purpose of the Transaction” is incorporated herein by reference.

(b) The information set forth in the Offer to Purchase in the section entitled “The Offer — Purpose of the Transaction” is incorporated herein by reference.

(c) The information set forth in the Offer to Purchase in the sections entitled “The Offer — Source and Amount of Funds” and “Miscellaneous” is incorporated herein by reference.

Item 7 Source and Amount of Funds or Other Consideration.

(a) The information set forth in the Offer to Purchase in the section entitled “The Offer — Source and Amount of Funds” is incorporated herein by reference.

(b) The information set forth in the Offer to Purchase in the section entitled “The Offer — Source and Amount of Funds” is incorporated herein by reference.

(d) The information set forth in the Offer to Purchase in the section entitled “The Offer — Source and Amount of Funds” is incorporated herein by reference.

Item 8 Interest in Securities of the Subject Company.

(a) The information set forth in the Offer to Purchase in the section entitled “Miscellaneous” is incorporated herein by reference.

(b) The information set forth in the Offer to Purchase in the section entitled “Miscellaneous” is incorporated herein by reference.

Item 9 Persons/Assets, Retained, Employed Compensated or Used.

(a) The information set forth in the Offer to Purchase in the section entitled “Dealer Manager; Information Agent and Tender Agent” is incorporated herein by reference.

Item 10 Financial Statements.

(a) (1) The information set forth in “Part II, Item 8, Financial Statements and Supplementary Data” of the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2012 is incorporated herein by reference.

(2) Not applicable.

(3) The Company’s earnings were insufficient to cover fixed charges for the years ended December 31, 2012 and 2011 by approximately $116.6 million and $268.3 million, respectively. For purposes of calculating the ratio of earnings to fixed charges, earnings represent income (loss) before income taxes, cumulative effect of change in accounting principle, accretion of redeemable non-controlling interests and distributions, net of tax and equity in net income (loss) of investees, net, plus fixed charges and amortization of capitalized interest, minus amounts of capitalized interest. “Fixed charges” consist of interest expense, whether expensed or capitalized, and the interest portion of rental expense inherent in our operating leases. The portion of operating lease rental expense that represents the interest factor is estimated to be one-third of total operating lease rental expense.

(4) As of December 31, 2012, the Company’s book value per share was $5.47.

(b) Not applicable.

Item 11 Additional Information.

(a) Not applicable.

(c) The information contained in the Offer to Purchase and Letter of Transmittal is incorporated herein by reference.

Item 12 Exhibits.

Exhibits filed as a part of this Schedule TO are listed below. Exhibits incorporated by reference are so indicated.

Exhibit Number	Description

(a)(1)(i)	Offer to Purchase, dated March 26, 2013.

(a)(1)(ii)	Form of Letter of Transmittal.

(a)(1)(iii)	Form of Letter to DTC Participants.

(a)(1)(iv)	Form of Letter to Clients.

(a)(5)(i)	Press Release, dated March 26, 2013.

(b)(i)	Credit Agreement, dated as of October 10, 2012, among Cricket Communications, Inc., Leap Wireless International, Inc. and Deutsche Bank Trust Company Americas, as Administrative Agent (incorporated by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K, dated October 10, 2012 and filed with the SEC on October 10, 2012).

(b)(ii)	Amendment No. 1 to Credit Agreement and Subsidiaries Guaranty, dated as of March 8, 2013, among Leap Wireless International, Inc., Cricket Communications, Inc., the lenders party thereto and Deutsche Bank Trust Company Americas, as Administrative Agent and Parity Lien Representative, and, with respect to certain sections only, Cricket License Company, LLC (incorporated by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K, dated March 8, 2013 and filed with the SEC on March 11, 2013).

(c)	Not applicable.

(d)	Indenture, dated as of June 25, 2008, between the Company and Wells Fargo Bank, N.A., as trustee (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K, dated June 25, 2008 and filed with the SEC on June 30, 2008).

(g)	Not applicable.

(h)	Not applicable.

Item 13. Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

LEAP WIRELESS INTERNATIONAL, INC.

By:	/s/ ROBERT J. IRVING, JR.
	Name:	Robert J. Irving, Jr.
	Title:	Senior Vice President, General Counsel and Chief Administrative Officer

Dated: March 26, 2013

EXHIBIT INDEX

Exhibits filed as a part of this Schedule TO are listed below. Exhibits incorporated by reference are so indicated.

Exhibit Number	Description

(a)(1)(i)	Offer to Purchase, dated March 26, 2013.

(a)(1)(ii)	Form of Letter of Transmittal.

(a)(1)(iii)	Form of Letter to DTC Participants.

(a)(1)(iv)	Form of Letter to Clients.

(a)(5)(i)	Press Release, dated March 26, 2013.

(b)(i)	Credit Agreement, dated as of October 10, 2012, among Cricket Communications, Inc., Leap Wireless International, Inc. and Deutsche Bank Trust Company Americas, as Administrative Agent (incorporated by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K, dated October 10, 2012 and filed with the SEC on October 10, 2012).

(b)(ii)	Amendment No. 1 to Credit Agreement and Subsidiaries Guaranty, dated as of March 8, 2013, among Leap Wireless International, Inc., Cricket Communications, Inc., the lenders party thereto and Deutsche Bank Trust Company Americas, as Administrative Agent and Parity Lien Representative, and, with respect to certain sections only, Cricket License Company, LLC (incorporated by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K, dated March 8, 2013 and filed with the SEC on March 11, 2013).

(c)	Not applicable.

(d)	Indenture, dated as of June 25, 2008, between the Company and Wells Fargo Bank, N.A., as trustee (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K, dated June 25, 2008 and filed with the SEC on June 30, 2008).

(g)	Not applicable.

(h)	Not applicable.